UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Fortress International Group, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

34958D102
(CUSIP Number)

Peter Woodward MHW Capital Management, LLC 150 East 52nd Street New York, New York 10022 Tel. No.: (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	34958D102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,083,636

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,083,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,083,636

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.36%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	34958D102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter H. Woodward

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,083,636

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,083,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,083,636

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Non-vested options to purchase 150,000 shares.	[X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.36%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	34958D102

Item 1.	Security and Issuer.

The name of the issuer is Fortress International, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 7226 Lee DeForest Drive, Suite 104, Columbia, Maryland, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

Item 2.	Identity and Background.

(a) – (c), (f)
This Schedule 13D is being filed by MHW Capital Management, LLC, a Delaware limited liability company (the "Investment Manager") and Mr. Peter H. Woodward, a United States citizen and a principal of the Investment Manager.  The Investment Manager and Mr. Woodward shall collectively be referred to herein as the "Reporting Persons".  The principal business address for each of the Reporting Persons is 150 East 52nd Street, New York, New York 10022.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment cost (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is $713,043.

Item 4.	Purpose of Transaction.

The Shares of the Issuer were acquired for investment purposes.  Mr. Woodward is a member of the Board of Directors of the Issuer.  In his capacity as a director of the Issuer, Mr. Woodward may be in a position to influence management and, therefore, influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may make additional purchases of Shares, either in the open market or in private transactions, including Shares that may be acquired upon exercise of options or warrants currently held or subsequently acquired by them, depending on their evaluation of the Issuer's financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Shares in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities.  Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Issuer's Shares.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Investment Manager and Mr. Peter H. Woodward may be deemed to be the beneficial owners of 1,083,636 Shares, constituting 7.36% of the Shares.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,083,636 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,083,636 Shares.

Mr. Woodward has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,083,636 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,083,636 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer granted to Mr. Woodward non-vested options to buy 150,000 Shares as compensation for serving as a director of the Issuer.  The options vest ratably over three years on the anniversary of the issuance, with 50,000 options to vest on June 29, 2013, 50,000 options to vest on June 29, 2014 and 50,000 options to vest on June 29, 2015.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2013
(Date)

MHW Capital Management, LLC
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

By:	/s/ Peter H. Woodward
Peter H. Woodward

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated February 21, 2013, relating to the Common Stock, $0.0001 par value of Fortress International Group, Inc. shall be filed on behalf of the undersigned.

February 21, 2013
(Date)

MHW Capital Management, LLC
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

By:	/s/ Peter H. Woodward
Peter H. Woodward

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

2/11/2013	Common Stock, $0.0001 Par Value	491,083		$0.65
12/10/2012	Common Stock, $0.0001 Par Value	427,703		$0.42
12/7/2012	Common Stock, $0.0001 Par Value	17,400		$0.4395

SK 25222 0003 1358356